Room 4561

August 10, 2006

Mr. Mark Jensen
Chief Executive Officer
MGN Technologies, Inc.
409 Granville Street
Suite 1505
Vancouver, British Columbia  V6B 2V2

        **Re:    MGN Technologies, Inc.**
               **Form 10KSB for Fiscal Year Ended December 31, 2005**
               **Filed April 18, 2006**
               **File No. 000-50919**

Dear Mr. Jensen:

   We have completed our review of your Form 10KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief